Exhibit 99.1
Hamilton, Bermuda
March 18, 2026
Flex LNG Ltd. («Flex LNG» or «Company») (NYSE: FLNG) is pleased to announce the exercise of contract extensions for two ships and provide an update on the fleet status.

Flex Resolute and Flex Courageous
The Company has received notice from the charterer, a supermajor, of the vessels Flex Resolute and Flex Courageous of the charterer’s exercise of the second extension option of 730 days under the original time charter contracts for the period Q1 2027 to Q1 2029 for both ships.
As communicated on November 7, 2024, the Charterer extended the original contracts, which comprised of three firm years plus two two-year extension options, by adding a further three firm years for the period Q1 2029 to Q1 2032. The Charterer also holds additional extension options of up to seven years per vessel from 2032.
With today’s announcement, both vessels will be employed on firm contract with the supermajor until minimum Q1 2032.
Following the exercise of these options, our firm contract backlog is 53 years and may increase to 74 years if the charterers exercise the extension options. Please find updated contract status enclosed.

Fleet Status
With reference to the press release of November 29, 2024, we are also pleased to inform that Flex Constellation commenced the 15-year time charter contract in March 2026 with a large Asian utility and asset backed LNG trader. Thus, Flex Constellation will now be on firm contract until minimum 2041.

Marius Foss, CEO of Flex LNG Management AS, commented:
“We are pleased that the charterer of Flex Resolute and Flex Courageous acknowledge our high-quality service of safe and reliable operation whereby the charterer has again exercised extension options for both ships. Consequently, the ships are now on firm contract to minimum 2032.
Equally, we are pleased to confirm that Flex Constellation has been delivered to the charterer and commenced the 15-year time charter contract. We look forward to providing safe and reliable transportation of LNG for the Asian based charterer until minimum 2041.
Currently, the energy markets in general, and gas markets specifically, are experiencing significant volatility following the ongoing conflict in Iran and the implications for LNG export from the Gulf States. We continue trading our three open vessels into what is presently a firm spot market, supported by natural gas price dynamics that incentivize longer sailing distances. However, the market conditions may shift rapidly. The restart of existing LNG export capacity in the Middle East and the re-opening of the Strait of Hormuz remain highly uncertain at present.”

For further information, please contact:
Mr. Knut Traaholt, Chief Financial Officer of Flex LNG Management AS
Telephone: +47 23 11 40 00
Email: ir@flexlng.com

About FLEX LNG
Flex LNG is a shipping company focused on the growing market for Liquefied Natural Gas (LNG). Our fleet consists of thirteen LNG carriers on the water and all of our vessels are state-of-the-art ships with the latest generation two-stroke propulsion (MEGI and X-DF). These modern ships offer significant improvements in fuel efficiency and thus also carbon footprint compared to the older steam and four-stroke propelled ships. Flex LNG is listed on the New York Stock Exchange under the ticker FLNG.